May 3, 2010
Mr. Larry Spirgel
Assistant Director
United States Securities and
     Exchange Commission
100 F Street NE
Washington, D.C. 20549

Re:	infoGroup Inc.
Preliminary Proxy Statement on Schedule 14A
Filed March 30, 2010
File No. 001-34298
Ladies and Gentlemen:
     We are writing in response to the comments contained in the Staff’s letter, dated April 26, 2010 (the “Comment Letter”), with respect to the Preliminary Proxy Statement on Schedule 14A of infoGroup Inc. (the “Company”), as filed with the SEC on March 30, 2010 (the “Proxy Statement”). We have filed with the SEC via EDGAR a revised Preliminary Proxy Statement on Schedule 14A.
     For your convenience, we have repeated your comments below in bold italic type before each of our responses.
Background of the Merger, page 16
1.	Please disclose Mr. Gupta’s position at the company and his beneficial ownership of the company’s securities on December 22, 2008.

In response to the Staff’s comment, we have revised our disclosure on page 16 of the Proxy Statement to indicate that, as of December 22, 2008, Mr. Gupta was a non-independent director of the Company and beneficially owned 22,716,992 shares of the Company’s common stock, or approximately 39.9% of the issued and outstanding shares of the Company’s Common Stock.

2.	In light of the fact that Mr. Gupta indicated in his public statement on December 22, 2008 that he might be a buyer of the company or a seller of his equity interests, discuss

United States Securities and
     Exchange Commission
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why Mr. Gupta, in his role as a director, continued to participate in discussions and decisions regarding the sale of the company.

In response to the Staff’s comment, we have revised our disclosure on pages 16, 17, 22, 24, 27 and 31 of the Proxy Statement to include additional disclosure regarding Mr. Gupta’s participation as a member of our Board of Directors in discussions and decisions regarding the sale of the Company. The Company supplementally advises the Staff that Evercore was retained on December 22, 2008 as financial advisor to the Company’s independent directors (the “Independent Directors”) to assist the Independent Directors in analyzing the Company’s strategic alternatives. On January 29, 2009, the Independent Directors recommended that the Board of Directors form a special mergers and acquisitions committee (the “M&A Committee”) to analyze and make recommendations to the Board of Directors regarding the Party A letter and any similar proposals that the Company may receive. On January 30, 2009, the Board of Directors approved the formation of the M&A Committee that was given authority to make recommendations to the Board of Directors regarding proposed acquisitions, investments, divestitures and other strategic transactions involving the Company and to oversee management’s structuring, negotiation, documentation and due diligence processes with respect to offers received or proposals regarding strategic alternatives. Following its formation, the M&A Committee met on a regular basis and provided periodic status reports to the entire Board of Directors. These periodic discussions, which included the possibility of a sale of the Company, were led by the M&A Committee. In establishing the M&A Committee, the independent directors as a group were very mindful that many of the actions that had been taken and were to be taken in the future by Mr. Gupta were potentially disruptive to the ongoing management and governance of the Company. In response, the Board of Directors undertook a series of efforts (including the establishment of the M&A Committee) designed to eliminate the disruptive impact that Mr. Gupta’s actions might have on the process for evaluating strategic alternatives. As a member of the Board of Directors, Mr. Gupta had rights to and did participate in Board discussions and receive updates from the M&A Committee. However, Mr. Gupta did not participate in M&A Committee meetings and the information he received was carefully reviewed and considered by the M&A Committee and its legal counsel. Additionally, the confidentiality agreements with potential bidders required that all communication between such bidders and members of the Company’s management and Board of Directors, including Mr. Gupta be conducted through the M&A Committee. When the M&A Committee allowed meetings between potential bidders and Mr. Gupta, the timing of and attendees at such meetings were carefully arranged by the M&A Committee and

United States Securities and
     Exchange Commission
May 3, 2010

its advisors to maintain the integrity of the process. Representatives of Evercore were present at all 7 meetings between Mr. Gupta and potential bidders. It should also be noted that despite Mr. Gupta’s public announcements and his statements at meetings of the Board of Directors, Mr. Gupta never made a formal proposal to acquire the Company.

3.	Please discuss in detail here and under the discussion of the reasons for the merger how the M&A Committee and Board of Directors considered the pending SEC investigations throughout the process, including the nature of the investigation, the status of the investigation, and the potential impact of the investigation on the company, Mr. Gupta and potential bidders. Also disclose the anticipated terms of the company’s and Mr. Gupta’s settlements with the SEC that were communicated to potential bidders.

In response to the Staff’s comment, we have revised our disclosure on pages 17 and 21 of the Proxy Statement to provide additional detail regarding the M&A Committee’s and the Board of Directors’ consideration of the pending SEC investigation, including the nature of the investigation, the status of the investigation, and the potential impact of the investigation on the Company, Mr. Gupta and potential bidders. We have also revised our disclosure on pages 22 and 24 of the Proxy Statement to add additional detail on the anticipated terms of the Company’s and Mr. Gupta’s settlements with the SEC that were communicated to potential bidders.

The Company supplementally advises the Staff that the Independent Directors considered the SEC investigation of the Company to be a serious matter and they directed all involved on behalf of the Company to cooperate with the investigation as fully and promptly as possible. As noted in the SEC’s March 15, 2010 Order Instituting Cease and Desist Proceedings Pursuant to Section 21C of the Securities Exchange Act of 1934, Making Findings and Imposing a Cease-and-Desist Order (the “Order”), the SEC recognized the Company’s remedial efforts and cooperation with the SEC investigation.

The Company further supplementally advises the Staff that the nature of the investigation related to the Company’s historical accounting and disclosure practices, principally relating to the perquisites and other compensation for Mr. Gupta. Those practices dramatically improved following Mr. Gupta’s resignation from his position as the Company’s Chairman of the Board and Chief Executive Officer and, with one exception, those problems had little bearing on the Company’s on-going operations and prospects. As a result, the investigation did not have a major impact on the M&A Committee’s consideration of the Company’s strategic alternatives and, presumably also had little impact on potential bidders. The one exception related to the Company’s

United States Securities and
     Exchange Commission
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obligation to advance funds and indemnify those persons involved in the investigation. The financial uncertainty related to the fact that the Company might have been required to advance funds or indemnify those persons for years into the future, was an issue considered by the Independent Directors and presumably by potential bidders. Other than the Company’s obligation to advance funds to or indemnify Mr. Gupta for his expenses in connection with the investigation, the potential impact of the investigation on Mr. Gupta was not a factor in the M&A Committee’s consideration of the Company’s strategic alternatives.

The Company further supplementally advises the Staff that the Company anticipated the terms of the settlement on grounds similar to those which were contained in the Order, which involved no financial penalty for the Company and the Company’s commitment to avoid future violations of the securities laws. Since the changes in the composition of the Board of Directors and management following Mr. Gupta’s departure from the Company in August 2008, the Company was already meeting those commitments.

The Company further supplementally advises the Staff that as it relates to the anticipated terms of Mr. Gupta’s settlements, the Company was not directly involved in those matters, as Mr. Gupta was advised by his own independent legal counsel. The Independent Directors did expect that he would be fined and face other sanctions, and these expectations were conveyed to potential bidders, but the details of Mr. Gupta’s settlement were not clear until March 10, 2010, two days after the merger agreement with CCMP was executed, as it was on that date that Mr. Gupta executed his Consent to the terms of the settlement of the SEC’s case against him. Based on discussions with Mr. Gupta’s legal representatives during the weeks leading up to the March 8, 2010 announcement of the CCMP transaction, the Independent Directors believed that Mr. Gupta would reach a settlement with the SEC which would allow the Company to avoid the costs of his defense, and this belief was conveyed to potential bidders.
4.	Information about any reports, opinions or appraisals that are materially related to the transaction and referred to in the proxy statement is required to be disclosed. Refer to Item 14(b)(6) of Schedule 14A. Please provide the information required by Item 1015(b) of Regulation M-A regarding the following:
•	The presentation by Evercore on January 29, 2009 to the Board of Directors regarding the company’s valuation and various strategic alternatives;

United States Securities and
     Exchange Commission
May 3, 2010

•	The presentation by Evercore on August 25, 2009 to the Board of Directors of Evercore’s findings regarding the current, and projected future, fair market value of the company requested by the Board of Directors on July 31, 2009; and

•	The presentation by Evercore on February 16, 2010 to the M&A Committee regarding the proposals and the valuation analyses performed by Evercore in connection with the company’s long term strategic plan.
Alternatively, advise us why each presentation does not constitute a “report, opinion or appraisal materially relating to the transaction” within the meaning of Item 14(b)(6) of Schedule 14A.

The Company respectfully submits that all of the material analyses relating to Evercore’s fairness opinion are described in the Proxy Statement. The Staff’s comment seems to be seeking similar information regarding preliminary financial analyses or other preliminary assessments discussed with the Board of Directors at other meetings before definitive terms of an agreement were reached. The Company does not believe such disclosure is required under either Schedule 14A or Item 1015(b). In response to the Staff’s comment, Morgan, Lewis & Bockius LLP, counsel to Evercore, is furnishing copies of the materials referenced by the Staff under separate cover on a supplemental basis pursuant to Rule 12b-4 under the Exchange Act and Rule 418 under the Securities Act. By separate letters, confidential treatment of the materials has been requested pursuant to the provisions of 17 C.F.R. § 200.83, and counsel has requested that the materials be returned promptly following completion of the Staff’s review in accordance with Rules 12b-4 and 418.

5.	At various locations in the discussion of the background of the merger, you refer to strategic alternatives considered by the M&A Committee and Board of Directors. You also refer to management updates on the company’s long term strategic plan, suggested modifications to the strategic plan and the strategic plan’s construction and underlying assumptions. In each location, please separately discuss each strategic alternative considered and how it was considered, including any conclusions reached. Similarly, discuss the company’s long term strategic plan, modifications to the plan and the plan’s construction and underlying assumptions.

In response to the Staff’s comment, we have revised our disclosure on pages 17, 18, 19, 20 and 21 of the Proxy Statement to provide additional detail regarding the strategic alternatives considered by the M&A Committee and the Board of Directors. We have also revised

United States Securities and
     Exchange Commission
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our disclosure on pages 19, 20 and 38 of the Proxy Statement to provide additional detail regarding the Company’s long term strategic plan, including the plan’s construction and the underlying assumptions.

6.	Please discuss why the Board of Directors decided at the August 25, 2009 meeting to engage Evercore and commence a formal process to explore the company’s strategic alternatives.

In response to the Staff’s comment, we have revised our disclosure on pages 16 and 21 of the Proxy Statement to provide additional detail regarding the Board of Directors’ decision to engage Evercore and to commence a formal process to explore the Company’s strategic alternatives.

7.	You disclose that you received preliminary written proposals from ten financial sponsors by the November 3, 2009 deadline. Disclose how many preliminary proposals were at prices below $8.00 per share and above $8.00 per share.

In response to the Staff’s comment, we have revised our disclosure on pages 22 and 23 of the Proxy Statement to indicate that five of the written proposals received from financial sponsors indicated a range of per share values for the Company’s stock and that the remaining five proposals indicated a single per share value for the Company’s stock. Our revised disclosure on pages 22 and 23 of the Proxy Statement also indicates that, using the high value expressed by those bidders providing a range of values, three of the proposals were above $8.00 per share, four of the proposals were at $8.00 per share and the remaining three proposals were below $8.00 per share.

8.	Revise your disclosure to provide more insight into the M&A Committee discussion that took place on December 7, 2009 related to the future of the company’s relationship with Mr. Gupta in the event the transaction process does not result in a completed transaction. For instance, disclose what was discussed and if there were any decisions made by the M&A Committee related to the relationship between Mr. Gupta and the company if the transaction process does not result in a completed transaction.

In response to the Staff’s comment, we have revised our disclosure on page 24 of the Proxy Statement to provide additional details of the M&A Committee’s December 7, 2009 discussion of the future of the Company’s relationship with Mr. Gupta in the event the transaction process does not result in a completed transaction.

United States Securities and
     Exchange Commission
May 3, 2010

9.	On February 12, 2010 Party A submitted a proposal to acquire all of the company’s outstanding common stock at a price of $8.00 per share. On February 13, 2010, the M&A Committee met to discuss the terms of the proposals received from CCMP, Party A and the financial sponsor proposing a PIPE transaction. Please revise to explain in greater detail the basis upon which you considered Party A’s offer and any potential PIPE transaction offer and why you decided to enter into an exclusive relationship with CCMP instead of the other bidders.

In response to the Staff’s comment, we have revised our disclosure on page 26 of the Proxy Statement to provide additional detail regarding the M&A Committee’s and the Board of Directors’ consideration of Party A’s proposal and the proposal received by the Company for a PIPE transaction. This revised disclosure also clarifies that the Board of Directors did not enter into an exclusive relationship with CCMP until March 8, 2010, the date on which the Company and CCMP entered into and announced the Merger Agreement. The Company further supplementally advises the Staff that the Merger Agreement contained a “go-shop” provision that allowed the Company to solicit alternative acquisition proposals from, and negotiate with, third parties regarding acquisitions proposals until March 29, 2010.

10.	Discuss the other material terms of Party A’s proposal that the Board of Directors considered to be inferior at its meeting on February 17, 2010.

In response to the Staff’s comment, we have revised our disclosure on page 26 of the Proxy Statement to provide additional detail regarding the material terms (other than price) of Party A’s proposal that the Board of Directors considered to be inferior at its meeting on February 17, 2010.

11.	Disclose how the signed debt commitment letters from BofA submitted with CCMP’s March 6, 2010 proposal differed materially from the terms of the debt commitment letters submitted on February 12, 2010. Explain the significance of the modifications to the definition of Adjusted EBITDA.

In response to the Staff’s comment, we have revised our disclosure on pages 29 and 30 of the Proxy Statement to provide additional detail regarding the material differences between the terms of the BofA debt commitment letter submitted by CCMP on March 6, 2010 and the terms of the BofA debt commitment letter submitted by CCMP on February 12, 2010. We have also revised our disclosure on page 30 of the Proxy Statement to explain the significance of the modifications to the definition of Adjusted EBITDA.

United States Securities and
     Exchange Commission
May 3, 2010

12.	Disclose when and why Mr. Gupta resigned as a company director in relation to when the Board of Directors approved the transaction and the merger agreement and the merger agreement was executed.

In response to the Staff’s comment, we have revised our disclosure on page 31 of the Proxy Statement to provide additional detail regarding Mr. Gupta’s resignation as a director of the Company.

13.	Discuss here and/or in the discussion of the reasons for the merger the company’s settlement of SEC administrative proceedings and Mr. Gupta’s settlement of SEC civil proceedings on March 15, 2010. Discuss the SEC’s findings and terms of the settlement agreements, including Mr. Gupta’s officer and director bar and voting restrictions on his company common stock. Discuss what consideration the Board of Directors has given to the terms of the settlement agreements in making its recommendation for shareholders to vote to approve the merger agreement.

In response to the Staff’s comment, we have revised our disclosure on pages 31 and 32 of the Proxy Statement to provide additional detail regarding the SEC’s findings and the terms of the settlement agreements.

The Company supplementally advises the Staff that while the SEC investigation, the related costs and the proposed sanctions were important matters for the Company, they do not have a material bearing on the Board of Directors’ recommendation that the Company’s stockholders approve the merger agreement as these matters have largely been resolved and do not present significant issues for the Company’s on a going-forward basis.
Reasons for the Merger; Recommendation of the M&A Committee and Our Board of Directors, page 29
14.	Clarify whether the M&A Committee and Board of Directors currently believes that the merger is in the best interests of the company and its shareholders and recommends that shareholders vote to approve the merger.

In response to the Staff’s comment, we have revised our disclosure on pages 34 and 35 of the Proxy Statement to clarify that the M&A Committee and the Board of Directors believes that the merger is in the best interests of the Company and its shareholders and recommends that shareholders vote for the adoption of the merger agreement.

United States Securities and
     Exchange Commission
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15.	Please revise your disclosure under the reasons for the merger to more fully convey to stockholders your reasons for merging at this time, with CCMP in particular, and on the agreed terms. Describe in specific terms what it was about each factor that supports or does not support the Board’s decision. For example:
•	Specifically discuss the benefits and risks of each alternative considered and why a sale of the company at $8.00 per share was the alternative chosen;

•	Discuss the company’s long term strategic plan when discussing the consideration of continuing to operate the company on a stand-alone basis;

•	You disclose that the M&A Committee and the Board of Directors received updates on and considered business, financial and market factors throughout the process. Please discuss specifically what information the M&A Committee and Board of Directors considered in these areas and how it does or does not support the Board’s decision.
These are just examples. Revise your disclosure throughout this section.

In response to the Staff’s comment, we have revised our disclosure on pages 32, 33 and 34 of the Proxy Statement to provide additional detail regarding our reasons for the merger.

Opinion of Evercore, page 31
16.	Please provide us with any analyses, reports, presentations or other similar materials, including projections and board books, provided to or prepared by Evercore Group L.L.C. in connection with rendering its fairness opinion. We may have further comment upon receipt of these materials. Also, please provide us with a copy of the engagement letter.

In response to the Staff’s comment, Morgan, Lewis & Bockius LLP, counsel to Evercore, is furnishing copies of the materials requested by the Staff under separate cover on a supplemental basis pursuant to Rule 12b-4 under the Exchange Act and Rule 418 under the Securities Act. By separate letters, confidential treatment of the materials has been requested pursuant to the provisions of 17 C.F.R. § 200.83, and counsel has requested that the materials be returned promptly following completion of the Staff’s review in accordance with Rules 12b-4 and 418.

United States Securities and
     Exchange Commission
May 3, 2010

17.	Please disclose in the proxy statement all material projections provided to Evercore or the third party bidders regarding the company as well as the bases for and the nature of the material assumptions underlying the projections.

In response to the Staff’s comment, we have revised our disclosure on pages 38 and 39 of the Proxy Statement to provide a summary of the material projections provided to Evercore or reviewed and approved by management of the Company for use in connection with Evercore’s opinion and analyses.

18.	Under the historical trading analysis, please disclose why Evercore chose a two year time period ending March 5, 2010 for its historical trading analysis.

In response to the Staff’s comment, we have revised our disclosure on page 39 of the Proxy Statement to describe the basis upon which Evercore chose a two year time period ending March 5, 2010 for its historical trading analysis.

19.	Under the analysis of select publicly traded companies, disclose what specific financial and operating data Evercore reviewed and compared in their analysis of select publicly traded companies. Disclose on what basis Evercore determined the companies selected were comparable. Disclose why Evercore applied selected multiples ranging from 5.5x to 7.0x of calendar year 2010 EBITDA.

In response to the Staff’s comment, we have revised our disclosure on pages 38, 39, 40, 41 and 42 of the Proxy Statement to provide additional detail regarding the specific financial and operating data Evercore reviewed and compared in their analysis of select publicly traded companies. We have also revised our disclosure on page 40 of the Proxy Statement to describe the basis upon which Evercore applied selected multiples ranging from 5.5x to 7.0x of LFQ Adjusted EBITDA as of March 31, 2010.

20.	Under the discounted cash flow analysis, disclose why Evercore chose the particular discount and growth rates, and discuss the assumptions underlying the analysis.

In response to the Staff’s comment, we have revised our disclosure on page 41 of the Proxy Statement to disclose the basis upon which Evercore chose the particular discount and growth rates.

United States Securities and
     Exchange Commission
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21.	Under the selected precedent M&A transactions analysis, disclose why Evercore determined the transactions were comparable. For each transaction, disclose the specific data used to calculate the transaction values and resulting multiples. Disclose why Evercore applied selected multiples ranging from 6.5x to 7.5x of LFQ EBITDA.

In response to the Staff’s comment, we have revised our disclosure on pages 41 and 42 of the Proxy Statement to provide additional detail regarding the data used to calculate the transaction values and resulting multiples. We have also revised our disclosure on page 42 of the Proxy Statement to describe the basis upon which Evercore applied selected multiples ranging from 6.5x to 7.5x of LFQ EBITDA.

22.	Under the leveraged buyout analysis, disclose the bases for each assumption used by Evercore.

In response to the Staff’s comment, we have revised our disclosure on page 43 of the Proxy Statement to disclose the bases for the assumptions used by Evercore under the leveraged buyout analysis.

Financing of the Merger, page 38
23.	Please provide us with copies of the equity commitment letter, the debt commitment letter and limited guarantee.

In response to the Staff’s comment, O’Melveny & Myers LLP, counsel to CCMP Capital Investors II, L.P. and CCMP Capital Investors (Cayman) II, L.P., is furnishing copies of the materials requested by the Staff under separate cover on a supplemental basis pursuant to Rule 12b-4 under the Exchange Act and Rule 418 under the Securities Act. By separate letters, confidential treatment of the materials has been requested pursuant to the provisions of 17 C.F.R. § 200.83, and counsel has requested that the materials be returned promptly following completion of the Staff’s review in accordance with Rules 12b-4 and 418.

24.	Under the conditions precedent to the debt commitments, disclose how the consolidated debt to EBITDA ratio is calculated, the time period to which it applies and the current calculation of the company’s ratio.

In response to the Staff’s comment, we have revised our disclosure on page 46 of the Proxy Statement to disclose how the consolidated debt to EBITDA ratio is

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calculated, the time period to which it applies and the current calculation of the Company’s ratio.
Interests of the Company’s Directors and Executive Officers in the Merger, page 41
25.	Please discuss the additional benefits to Mr. Gupta from the transaction, such as assured liquidity for his significant shareholdings. Discuss the obligations and restrictions on Mr. Gupta resulting from his settlements of the derivative litigation and SEC civil action and how the transaction may be beneficial to him in light of these settlements.

In response to the Staff’s comment, we have revised our disclosure on page 47 of the Proxy Statement to describe the obligations and restrictions on Mr. Gupta resulting from the settlement of the derivative litigation and the SEC civil action and how the transaction may be beneficial to him in light of these settlements.

26.	We note that you used the weighted average exercise price of Mr. Gupta’s options to calculate the value of vested and unvested options. Please disclose, if true, that none of Mr. Gupta’s options is exercisable for less than $8.00 per share.

In response to the Staff’s comment, we have revised our disclosure on page 48 of the Proxy Statement to indicate that Mr. Gupta does not hold any options to purchase shares of Company stock with an exercise price below $8.00 per share.

* * *
The Company hereby acknowledges the following:
•	we are responsible for the adequacy and accuracy of the disclosure in our filings;

•	staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

United States Securities and
     Exchange Commission
May 3, 2010

We appreciate the assistance the Staff has provided with its comments. Please direct your questions or comments regarding the Company’s response to the undersigned at (402) 593-4543. Thank you for your assistance.
Sincerely,
/s/  Thomas J. McCusker
Thomas J. McCusker
Executive Vice President for Business Conduct,
General Counsel and Secretary

cc:	Bill L. Fairfield, infoGroup Inc.
Tom Oberdorf, infoGroup Inc.
Winston King, Esq., infoGroup Inc.
Larry Sonsini, Wilson Sonsini Goodrich & Rosati, Professional Corporation
Robert D. Sanchez, Wilson Sonsini Goodrich & Rosati, Professional Corporation